

Mail Stop 3010

February 12, 2010

Mr. James B. Wootton
President
Pathmark Charter Corp.
8405 Pulsar Pl Ste 157
Columbus, OH 43240

> **Re: Pathmark Charter Corp.**
> **Registration Statement on Form 10**
> **Filed November 19, 2009**
> **File No. 000- 53838**

Dear Mr. Wootton:

We have completed our review of your Form 10 and related filings, and do not, at this time, have any further comments.

Sincerely,

Tom Kluck
Legal Branch Chief